SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 May 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 11 May 2017

                re: Directorate Change

11 May 2017

LLOYDS BANKING GROUP: CHANGES TO MEMBERSHIP OF THE NOMINATION AND GOVERNANCE COMMITTEE

The Group is pleased to announce that Sara Weller, an independent Non-Executive Director, has been appointed as a member of the Nomination and Governance Committee with effect from the conclusion of the Annual General Meeting being held today.

Commenting on Sara's appointment, Lord Blackwell, Chairman, said: "Sara is a highly valued member of the Board and, in her role as Chairman of our Responsible Business Committee, has demonstrated great drive and leadership in overseeing the design and development of our Helping Britain Prosper Plan. I am delighted that she has agreed to take on this important additional role."

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 11 May 2017